D:\1ST\COAL\SEC\SOCCSEC.WPD\1
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                           SOUTHERN OHIO COAL COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26573
                      FOR THE QUARTER ENDED MARCH 31, 2001


                                 CONTENTS

                                                                     Page

         Statements of Income and Retained Earnings                     1

         Balance Sheets                                                2-3

         Information Concerning Mine Operations and
           Capital Improvements                                         4

         Calculation of Cost of Capital and
           Statement of Cost of Commercial Coal Sold and Shipped        5

         Statement of Cost of Operation                                 6

         Analysis of Mining Plant in Service                            7



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                           SOUTHERN OHIO COAL COMPANY
                               STATEMENT OF INCOME
                      FOR THE QUARTER ENDED MARCH 31, 2001
                                   (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $71,286

COST OF OPERATION                                           66,209
                                                           -------

OPERATING INCOME                                             5,077

INTEREST CHARGES                                               188
                                                           -------

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 4,889

FEDERAL INCOME TAXES ON OPERATIONS                           7,577
                                                           -------

NET LOSS FROM OPERATIONS                                    (2,688)

NONOPERATING INCOME                                          2,688
                                                           -------

NET INCOME                                                 $   -
                                                           ========



                         STATEMENT OF RETAINED EARNINGS
                      FOR THE QUARTER ENDED MARCH 31, 2001
                                   (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $26,446

NET INCOME                                                    -
                                                           -------

BALANCE AT END OF PERIOD                                   $26,446
                                                           =======


The common stock of the Company is wholly owned by Ohio Power Company.


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                           SOUTHERN OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                                           March 31,
                                                             2001
                                                         ------------
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $266,913
  Accumulated Depreciation and Amortization                 240,813
                                                           --------

         NET MINING PLANT                                    26,100
                                                           --------

OTHER PROPERTY AND INVESTMENTS                               50,389
                                                           --------

CURRENT ASSETS:
  Cash and Cash Equivalents                                     441
  Accounts Receivable:
    General                                                   4,529
    Affiliated Companies                                     39,115
  Advances to Affiliates                                    136,378
  Coal                                                          819
  Materials and Supplies                                     10,301
  Other                                                       3,592
                                                           --------

         TOTAL CURRENT ASSETS                               195,175
                                                           --------

DEFERRED INCOME TAXES                                       106,868
                                                           --------

REGULATORY ASSETS                                            10,701
                                                           --------

DEFERRED CHARGES                                              1,434
                                                           --------

           TOTAL                                           $390,667
                                                           ========


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                           SOUTHERN OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)

                                                          March 31,
                                                            2001
                                                        ------------
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    2,562
  Other Paid-in Capital                                     26,320
  Retained Earnings                                         26,446
                                                          --------

         TOTAL SHAREHOLDER'S EQUITY                         55,333
                                                          --------

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           3,470
  Accrued Postretirement Benefits Other Than Pensions      126,014
  Accrued Workers Compensation                              24,847
  Accelerated Leased Assets                                  6,386
  UMWA Retiree Liability                                    17,956
  Accrued Reclamation Costs                                 44,959
  Operating Reserves                                        26,477
                                                          --------

         TOTAL OTHER NONCURRENT LIABILITIES                250,109
                                                          --------

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  3,351
    Affiliated Companies                                     4,045
  Taxes Accrued                                             18,975
  Interest Accrued                                           1,552
  Accrued Vacation Pay                                       3,271
  Workers' Compensation Claims                               4,579
  Accrued Rent                                                  50
  Obligations Under Capital Leases                          15,127
  Other                                                     26,922
                                                          --------

         TOTAL CURRENT LIABILITIES                          77,872
                                                          --------

DEFERED CREDITS                                              7,353
                                                          --------

           TOTAL                                          $390,667
                                                          ========


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                           SOUTHERN OHIO COAL COMPANY
         INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                      FOR THE QUARTER ENDED MARCH 31, 2001

MINE CLOSURE AND PENDING SALE

         The Company closed the Meigs mine in 2001 and efforts are underway to reclaim the property. A memorandum of understanding was reached in April 2001 with an outside coal company to purchase all of the stock of the Company from Ohio Power Company. The transaction is expected to close on or about June 30, 2001.






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

                                        SOUTHERN OHIO COAL COMPANY
                  CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                                            FOR THE QUARTER ENDED MARCH 31, 2001
                                               (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           2001
  I. Calculation of Cost-of-Capital Compensation:
     -------------------------------------------
       A. Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         2,562
            Other Paid-in Capital                                                                          26,320
                                                                                                         --------
                                                                                                           28,887
       B. Rate of Return Allowable per HCAR Nos. 26573,
            10.27% per annum, 2.5675% per quarter                                                         .025675
                                                                                                         --------

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $    742
                                                                                                         ========
            2. Year-to-Date                                                                              $    742
                                                                                                         ========

       D. Net Income per Statement of Income (a)                                                         $   -
            Add: Interest Charges                                                                             188
            Less: Nonoperating Income                                                                       2,688
                                                                                                         --------

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $ (2,500)
                                                                                                         ========-
            2. Year-to-Date                                                                              $ (2,500)
                                                                                                         ========-

 II. Coal Billing Calculation - Meigs Division:
     -----------------------------------------
       A. Total Operating Expenses (b)                                                                   $ 73,786

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                             (2,500)
                                                                                                         --------

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 71,286
                                                                                                         ========

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,106,753
                                                                                                        =========

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $64.41
                                                                                                           ======

(a) The Company sold its Martinka mining division and most of the Martinka related coal reserves to an unaffiliated company. No return on equity investment associated with these operations has been billed since the division ceased mining coal effective July 1, 1992. All results associated with the Martinka division since then are billed to the Parent Company, Ohio Power Company, eliminating any earnings effect to the Company.
(b)      As represented by "Cost of  Operation" plus "Federal  Income Taxes On
         Operations" reported in  Statement of Income.


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                           SOUTHERN OHIO COAL COMPANY
                         STATEMENT OF COST OF OPERATION
                      FOR THE QUARTER ENDED MARCH 31, 2001

                                                       (in thousands)

Direct Labor-UMW*                                         $  1,557
Indirect Labor-UMW*                                          5,981
Benefits-UMW*                                                9,985
Salaries and Benefits-Nonunion                               5,449
Operating Supplies                                           3,195
Repair Parts and Materials                                   3,587
Electricity and Other Utilities                              1,910
Outside Services-Maintenance, Haulage and Reclamation        1,774
Taxes Other Than Federal Income Taxes**                      2,027
Rental of Equipment                                          7,564
Depreciation, Depletion and Amortization                    11,751
Accelerated Reclamation                                      6,040
Mining Cost Normalization***                               (16,145)
Other Production Costs                                      21,700
                                                          --------

Subtotal                                                    66,375

Transfers of Production Costs (to)/from Coal Inventory        (166)
                                                          --------

          Total                                           $ 66,209
                                                          ========

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.



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                           SOUTHERN OHIO COAL COMPANY
                       ANALYSIS OF MINING PLANT IN SERVICE
                     AND RELATED ACCUMULATED PROVISIONS FOR
                          DEPRECIATION AND AMORTIZATION

                                              March 31, 2001
                                      ----------------------------
                                                            Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                      -----  -----------  --------
                                              (in thousands)

          Description

Surface Lands                       $  7,570   $   -       $ 7,570

Mining Structures and Equipment      125,194    106,664     18,530

Mine Development Costs               134,149    134,149       -
                                    --------   --------    -------

    Total Mining Plant in Service   $266,913   $240,813    $26,100
                                    ========   ========    =======

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